

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
October 25, 2011

Contact: Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES INCREASED THIRD QUARTER EARNINGS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the third quarter of 2011. Net income available to common shareholders totaled $3.7 million for the quarter ended September 30, 2011, representing earnings per diluted common share of $0.35. In comparison, Peoples earned $0.26 per diluted common share for the second quarter of 2011 and incurred a loss of $0.01 per common share for the third quarter of 2010. Third quarter 2011 earnings benefited from a significant decline in the provision for loan losses and other loan-related losses compared to recent quarters. On a year-to-date basis, earnings per diluted common share were $0.73 compared to $0.33 earned through nine months of 2010.

Summary points regarding third quarter 2011 results:

- Total loan-related losses were $0.4 million for the third quarter of 2011, compared to $2.8 million last quarter and $9.0 million for the year ago third quarter. Net loan charge-offs for these periods were 0.34%, 0.67% and 3.11% of average loans on an annualized basis, respectively.
- Nonperforming loans increased $1.6 million, or 5%, on a linked quarter basis, as $2.4 million in substandard loans to a single commercial borrower became impaired in the third quarter and were placed on nonaccrual status. As a result, total nonperforming assets as a percentage of gross loans and other real estate owned ("OREO") was 3.84% at September 30, 2011, versus 3.71% at the prior quarter-end and 4.64% at year-end 2010.
- Total criticized loans, which are those classified as watch, substandard or doubtful, decreased $17 million, or 11%, during the third quarter and $25 million, or 15%, since year-end 2010. These reductions occurred primarily as a result of several loans being upgraded to a pass rating.
- At September 30, 2011, the allowance for loan losses was 2.65% of total loans and 76.2% of nonperforming loans versus 2.68% and 79.8%, respectively, at June 30, 2011, and 2.79% and 66.1%, respectively, at year-end 2010.
- Total revenue grew 2% over the linked quarter, driven mostly by stronger deposit service charges and insurance revenue, while net interest income was comparable with the linked quarter. Compared to the prior year, total revenue and net interest margin have been negatively impacted by lower loan balances and market interest rates.
- Total non-interest expense increased 5% on a linked quarter basis and 11% year-over-year, due almost entirely to higher employee benefit costs as other operating costs were generally comparable with prior quarters. On a year-to-date basis, these higher costs were partially offset by decreases in other operating expenses, including loan workout costs and FDIC insurance expense.
- At September 30, 2011, total loan balances were up $11 million over the prior quarter-end, due mostly to commercial real estate loan production, but remained $10 million lower than year-end 2010.
- Retail deposit balances decreased $13 million during the third quarter, as efforts to adjust Peoples' deposit mix to increase low-cost, core deposits remained ongoing. Non-interest-bearing deposit growth of $14 million was more than offset by declines in certificates of deposit and money market balances. Compared to year-end 2010, total retail deposit balances were up $4 million at September 30, 2011.

"Third quarter 2011 results were greatly improved as favorable asset quality trends provided additional relief from several quarters of high credit losses," said Chuck Sulerzyski, President and Chief Executive Officer. "While restoring asset quality remains our top priority, we also began devoting additional resources to growing revenue and improving our operating efficiency. These efforts produced positive results in several key areas during the third quarter, including modest linked quarter loan growth and new business in our insurance and wealth management areas."

Third quarter 2011 net interest income of $13.3 million was consistent with the linked quarter, while net interest margin compressed slightly to 3.39%. Interest income was negatively impacted by lower average loan balances during the third quarter of 2011, coupled with lower reinvestment rates within the investment portfolio. However, the lower interest income was nearly matched by a decrease in interest expense largely attributable to downward repricing of various interest-bearing deposits during the quarter, coupled with continued reductions in higher-cost certificates of deposit. Year-over-year, net interest income decreased 13% for the third quarter and on a year-to-date basis, while net interest margin compressed nineteen and twelve basis points, respectively. These reductions primarily reflected the impact of the sustained low interest rate environment and lower average loan balances.

"Maintaining net interest income was a challenge considering the yield curve flattened during the third quarter," said Edward G. Sloane, Chief Financial Officer and Treasurer. "This success reflects our more disciplined approach to loan and deposit pricing, coupled with the benefit of a continued shift in our funding mix to lower-cost, core deposits. As we start the fourth quarter, sustaining the third quarter loan growth should help stabilize earning assets and ease some of the pressure on net interest income and margin from the current slope of the yield curve. We remain focused on enhancing net interest income and margin through changes in our balance sheet mix as opportunities arise."

In the third quarter of 2011, non-interest income totaled $8.4 million, 9% higher than the prior year third quarter and up 6% compared to the linked quarter. These increases primarily reflected growth in both deposit account service charges and insurance income. Other significant drivers of the year-over-year growth included stronger trust and investment income, plus increased electronic banking income. Through nine months of 2011, total non-interest income was up 5% over the same period last year, as growth occurred in nearly every major revenue category.

"Our initiatives to grow revenue have started to generate positive results during the third quarter," added Sloane. "Deposit account service charges continued to benefit from our new checking product offering and pricing structure introduced earlier in the year. Also in the third quarter, our insurance sales producers were successful in obtaining new accounts, which drove the 5% year-over-year increase in insurance income. We also have seen growth in our trust and brokerage assets from the addition of new sales associates, resulting in double-digit revenue growth from the prior year, although the downturn in the financial markets during the third quarter caused a corresponding decline in our trust and investment income on a linked quarter basis."

Total non-interest expense was higher in the third quarter than both the linked and prior year quarters, increasing $0.7 million and $1.5 million, respectively. On a year-to-date basis, total non-interest expense increased $1.9 million, or 4%, over the same period last year. These increases were driven by higher employee compensation and benefit costs, coupled with additional marketing expense. In the third quarter of 2011, Peoples incurred pension settlement charges of $408,000, as a result of lump sum distributions to participants during the quarter. No such charges were incurred in prior quarters. Other significant contributors to the increased salary and employee benefit costs were higher employee medical benefit costs and additional incentive plan expense corresponding with the stronger third quarter operating results. Marketing expense was higher in the third quarter of 2011 versus both the linked quarter and third quarter of 2010, due primarily to a $100,000 contribution to the Peoples Bancorp Foundation Inc. Professional fees, primarily legal and consulting costs, were substantially lower than those for the linked quarter due to the timing of external legal services, and more than offset the increase in marketing expenses. Peoples' FDIC insurance costs benefited, when compared to the third quarter of 2010, from the change in assessment calculation that became effective in the second quarter of 2011.

"Our efforts to control operating expenses during the third quarter were overshadowed by the higher employee benefit costs and marketing expense," said Sloane. "The pension settlement charges were anticipated as the benefit freeze that took effect in early 2011 significantly reduced the threshold for recognizing such charges. The third quarter contribution to our private foundation increases its ability to make charitable distributions on our behalf to organizations within our market area. We had limited contributions to the foundation in recent quarters as part of cost savings initiatives. Overall, we remain focused on improving our efficiency ratio by growing revenue and reducing operating expenses where possible."

During the third quarter of 2011, portfolio loan balances increased $10.7 million, to $950.8 million at September 30, 2011. This growth occurred as a result of commercial real estate lending opportunities within Peoples' market area. Total portfolio loan balances have decreased $9.9 million since year-end 2010, due mostly to paydowns and charge-offs during the first half of the year.

"We are pleased with modest linked quarter loan growth after enduring several quarters of declining balances due to elevated charge-off levels and weak demand," said Sulerzyski. "Although commercial real estate lending accounted for the third quarter growth, we remain committed to adjusting our loan mix by making consumer loans a larger part of our portfolio. In addition, our commercial lending activity continues to emphasize small business lending and growth opportunities in major industries within our markets, such as health care."

Through nine months of 2011, Peoples has experienced a decline in the total amount of loans classified as either watch, substandard or doubtful. These criticized loans decreased $17.1 million, or 11%, during the third quarter and $25.1 million, or 15%, compared to December 31, 2010. Both of these reductions occurred primarily as a result of several loans being upgraded to a pass rating in response to improvement in the financial condition of the borrowers. In contrast, a single commercial loan relationship with an aggregate recorded principal balance of $2.4 million became impaired during the third quarter and was placed on nonaccrual status. The corresponding increase in nonperforming assets was partially offset by $1.2 million in paydowns. As a result, total nonperforming assets increased to $36.8 million, or 2.04% of total assets, at September 30, 2011, from $35.1 million and 1.95% at June 30, 2011, but remained 18% lower than $45.0 million, or 2.45% of total assets, at year-end 2010, due mostly to payoffs during the first half of 2011.

"Overall asset quality showed signs of continued improvement during the third quarter," commented Sloane. "Net charge-offs were at the lowest level for Peoples since the third quarter of 2008. Migration trends remain encouraging as additional loans were upgraded in the third quarter. While we are experiencing generally improving trends in asset quality, the unfavorable economic conditions and weakness in commercial real estate values are continuing to place stress on certain industries and segments of our portfolio, such as the hospitality sector. Still, we remain optimistic overall asset quality trends will be favorable over the next several quarters."

Peoples' allowance for loan losses was $25.2 million, or 2.65% of gross loans, at September 30, 2011, consistent with the prior quarter end and lower than the year-end 2010 level of $26.8 million and 2.79%. The reduction from the prior year-end corresponds with the decrease in substandard-rated loans and the utilization of specific reserves for impaired loans charged-down during the first quarter of 2011. To maintain the adequacy of the allowance for loan losses, Peoples recorded a third quarter 2011 provision for loan losses of $0.9 million versus $2.3 million and $8.0 million for the linked quarter and prior year third quarter, respectively. Also in the third quarter of 2011, Peoples realized a net gain of $0.4 million from the sale of OREO. In comparison, Peoples incurred net losses on OREO and loans held-for-sale of $0.6 million and $1.0 million in the second quarter of 2011 and third quarter of 2010, respectively.

Retail deposit balances experienced a modest decrease during the third quarter as growth in low-cost core deposit balances were more than offset by a reduction in higher-cost funding sources, specifically certificates of deposits, money market balances and governmental deposit balances. The fluctuations experienced were a result of Peoples' funding strategy of emphasized growth of low-cost deposits and reduction in reliance on high-cost funding sources. This strategy has been reflected in the pricing of certificates of deposit and money market accounts.

"Overall, we are very pleased with the stronger third quarter performance," summarized Sulerzyski. "We are working diligently to build upon the earnings momentum of the past two quarters, while maintaining our focus on asset quality and positioning for the return of the remaining TARP funds in coming quarters. We believe our efforts will help to return the company to a steady, dependable performer."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.8 billion in assets, 47 locations and 42 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units - Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss third quarter 2011 results of operations today at 11:00 a.m., Eastern Daylight Saving Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) economic conditions, either nationally or in areas where Peoples and its subsidiaries do business, may be less favorable than expected, which could decrease the demand for loans, deposits and other financial services and increase loan delinquencies and defaults; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations promulgated and to be promulgated thereunder, which may subject Peoples and its subsidiaries to a variety of new and more stringent legal and regulatory requirements which adversely affect their business; (8) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; (9) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (10) Peoples' ability to receive dividends from its subsidiaries; (11) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (12) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (13) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (14) the costs and effects of regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; (15) Peoples' ability to secure confidential information through the use of computer systems and telecommunications network may prove inadequate, which could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss and (16) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2011 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended			Nine Months Ended	
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
PER COMMON SHARE:					
Earnings per share:					
Basic	$ 0.35	$ 0.26	$ (0.01)	$ 0.74	$ 0.33
Diluted	0.35	0.26	(0.01)	0.73	0.33
Cash dividends declared per share	0.10	—	0.10	0.20	0.30
Book value per share	19.7	19.15	18.69	19.70	18.69
Tangible book value per share (a)	13.55	12.99	12.47	13.55	12.47
Closing stock price at end of period	$ 11.00	$ 11.27	$ 12.37	$ 11.00	$ 12.37
SELECTED RATIOS:					
Return on average equity (b)	7.03%	5.48%	0.69 %	5.35%	2.78%
Return on average common equity (b)	7.19%	5.49%	(0.20)%	5.22%	2.29%
Return on average assets (b)	0.86%	0.65%	0.08 %	0.64%	0.34%
Efficiency ratio (c)	69.70%	67.43%	58.78 %	67.44%	59.71%
Net interest margin (b)(d)	3.39%	3.43%	3.58 %	3.42%	3.54%
Dividend payout ratio (e)	28.77%	—%	n/a	27.46%	90.90%

(a) This amount represents a non-GAAP measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this release.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).
(d) Information presented on a fully tax-equivalent basis.
(e) Dividends declared on common shares as a percentage of net income available to common shareholders.

CONSOLIDATED STATEMENTS OF INCOME

(in $000's)		Three Months Ended September 30, 2011		June 30, 2011		September 30, 2010		Nine Months Ended September 30, 2011		September 30, 2010
Interest income	$	**18,400**	$	18,941	$	22,572	$	**56,658**	$	68,955
Interest expense		**5,136**		5,510		7,308		**16,468**		23,114
Net interest income		**13,264**		13,431		15,264		**40,190**		45,841
Provision for loan losses		**865**		2,295		8,005		**8,471**		19,964
Net interest income after provision for loan losses		**12,399**		11,136		7,259		**31,719**		25,877
Gross impairment losses on investment securities		—		—		—		—		(1,620)
Less: Non-credit losses included in other comprehensive income		—		—		—		—		166
Net other-than-temporary impairment losses		—		—		—		—		(1,786)
Net gain on securities transactions		**57**		56		3,818		**473**		6,852
Loss on debt extinguishment		—		—		(3,630)		—		(3,630)
Gain (loss) on loans held-for-sale and other real estate owned		**419**		(533)		(1,017)		**(57)**		(2,341)
Net (loss) gain on other assets		**(30)**		(23)		9		**(50)**		2
Non-interest income:										
Deposit account service charges		**2,628**		2,454		2,415		**7,256**		7,170
Insurance income		**2,324**		2,165		2,216		**7,321**		6,888
Trust and investment income		**1,385**		1,409		1,226		**4,119**		3,991
Electronic banking income		**1,313**		1,284		1,180		**3,818**		3,443
Mortgage banking income		**370**		286		354		**1,030**		856
Bank owned life insurance		**96**		92		137		**275**		495
Other non-interest income		**275**		201		183		**837**		691
Total non-interest income		**8,391**		7,891		7,711		**24,656**		23,534
Non-interest expense:										
Salaries and employee benefits costs		**8,701**		7,953		7,232		**24,281**		22,105
Net occupancy and equipment		**1,453**		1,472		1,383		**4,426**		4,341
Professional fees		**807**		1,013		847		**2,615**		2,140
Electronic banking expense		**713**		685		668		**2,016**		1,830
FDIC insurance		**440**		450		617		**1,552**		1,846
Data processing and software		**490**		453		461		**1,406**		1,558
Franchise taxes		**369**		358		373		**1,128**		1,120
Foreclosed real estate and other loan expenses		**251**		224		282		**825**		1,400
Amortization of intangible assets		**141**		152		224		**455**		704
Other non-interest expense		**2,065**		1,959		1,871		**6,063**		5,798
Total non-interest expense		**15,430**		14,719		13,958		**44,767**		42,842
Income before income taxes		**5,806**		3,808		192		**11,974**		5,666
Income tax expense (benefit)		**1,885**		887		(221)		**3,263**		653
Net income	$	**3,921**	$	2,921	$	413	$	**8,711**	$	5,013
Preferred dividends		**237**		238		514		**998**		1,539
Net income (loss) available to common shareholders	$	**3,684**	$	2,683	$	(101)	$	**7,713**	$	3,474
PER COMMON SHARE DATA:										
Earnings per share – Basic	$	**0.35**	$	0.26	$	(0.01)	$	**0.74**	$	0.33
Earnings per share – Diluted	$	**0.35**	$	0.26	$	(0.01)	$	**0.73**	$	0.33
Cash dividends declared per share	$	**0.10**	$	—	$	0.10	$	**0.20**	$	0.30
Weighted-average shares outstanding – Basic		**10,484,609**		10,478,362		10,437,770		**10,478,310**		10,417,316
Weighted-average shares outstanding – Diluted		**10,519,673**		10,507,895		10,437,770		**10,498,708**		10,425,463
Actual shares outstanding (end of period)		**10,489,400**		10,478,149		10,438,510		**10,489,400**		10,438,510

CONSOLIDATED BALANCE SHEETS

(in $000's)		September 30, 2011		December 31, 2010
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	29,335	$	28,324
Interest-bearing deposits in other banks		2,422		46,320
Total cash and cash equivalents		31,757		74,644
Available-for-sale investment securities, at fair value (amortized cost of $633,279 at September 30, 2011 and $617,122 at December 31, 2010)		642,659		613,986
Held-to-maturity investment securities, at amortized cost (fair value of $3,043 at September 30, 2011 and $2,954 at December 31, 2010)		2,966		2,965
Other investment securities, at cost		24,356		24,356
Total investment securities		669,981		641,307
Loans, net of deferred fees and costs		950,793		960,718
Allowance for loan losses		(25,213)		(26,766)
Net loans		925,580		933,952
Loans held-for-sale		3,825		4,755
Bank premises and equipment, net of accumulated depreciation		24,294		24,934
Bank owned life insurance		53,807		53,532
Goodwill		62,520		62,520
Other intangible assets		1,969		2,350
Other assets		32,010		39,991
Total assets	$	1,805,743	$	1,837,985
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	235,585	$	215,069
Interest-bearing deposits		1,106,981		1,146,531
Total deposits		1,342,566		1,361,600
Short-term borrowings		58,555		51,509
Long-term borrowings		143,970		157,703
Junior subordinated notes held by subsidiary trust		22,592		22,565
Accrued expenses and other liabilities		13,530		13,927
Total liabilities		1,581,213		1,607,304
Stockholders' Equity				
Preferred stock, no par value (50,000 shares authorized, 18,000 shares issued at September 30, 2011 and 39,000 shares issued at December 31, 2010)		17,875		38,645
Common stock, no par value (24,000,000 shares authorized, 11,100,125 shares issued at September 30, 2011 and 11,070,022 shares issued at December 31, 2010), including shares in treasury		166,799		166,298
Retained earnings		51,142		45,547
Accumulated comprehensive income (loss), net of deferred income taxes		3,984		(4,453)
Treasury stock, at cost (610,725 shares at September 30, 2011 and 612,695 shares at December 31, 2010)		(15,270)		(15,356)
Total stockholders' equity		224,530		230,681
Total liabilities and stockholders' equity	$	1,805,743	$	1,837,985

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010		September 30, 2010
Loan Portfolio										
Commercial real estate	$	**424,741**	$	411,355	$	413,011	$	425,528	$	428,053
Commercial and industrial		**140,058**		145,625		147,825		153,713		176,121
Real estate construction		**26,751**		29,259		38,154		27,595		45,731
Residential real estate		**222,374**		215,242		215,040		219,833		225,631
Home equity lines of credit		**48,085**		48,148		48,281		48,525		49,839
Consumer		**87,072**		88,345		84,078		83,323		84,213
Deposit account overdrafts		**1,712**		2,145		1,640		2,201		1,291
Total loans	$	**950,793**	$	940,119	$	948,029	$	960,718	$	1,010,879
Deposit Balances										
Interest-bearing deposits:										
Retail certificates of deposit	$	**415,190**	$	421,167	$	420,828	$	430,886	$	436,250
Money market deposit accounts		**254,012**		264,677		270,574		289,657		297,229
Governmental deposit accounts		**140,357**		150,319		149,961		119,572		139,843
Savings accounts		**132,182**		133,352		132,323		122,444		120,975
Interest-bearing demand accounts		**100,770**		99,324		97,561		96,507		92,585
Total retail interest-bearing deposits		**1,042,511**		1,068,839		1,071,247		1,059,066		1,086,882
Brokered certificates of deposits		**64,470**		67,912		70,522		87,465		95,862
Total interest-bearing deposits		**1,106,981**		1,136,751		1,141,769		1,146,531		1,182,744
Non-interest-bearing deposits		**235,585**		222,075		219,175		215,069		209,693
Total deposits	$	**1,342,566**	$	1,358,826	$	1,360,944	$	1,361,600	$	1,392,437
Asset Quality										
Nonperforming assets:										
Loans 90+ days past due and accruing	$	**146**	$	124	$	37	$	27		31
Nonaccrual loans		**32,957**		31,421		32,322		40,450		37,184
Total nonperforming loans		**33,103**		31,545		32,359		40,477		37,215
Other real estate owned		**3,667**		3,546		4,400		4,495		4,335
Total nonperforming assets	$	**36,770**	$	35,091	$	36,759	$	44,972	$	41,550
Allowance for loan losses as a percent of nonperforming loans		**76.16%**		79.78%		75.56%		66.10%		73.12%
Nonperforming loans as a percent of total loans		**3.47%**		3.35%		3.41%		4.19%		3.67%
Nonperforming assets as a percent of total assets		**2.04%**		1.95%		2.04%		2.45%		2.21%
Nonperforming assets as a percent of total loans and other real estate owned		**3.84%**		3.71%		3.85%		4.64%		4.08%
Allowance for loan losses as a percent of total loans		**2.65%**		2.68%		2.58%		2.79%		2.69%
Capital Information(a)										
Tier 1 common ratio		**12.45%**		12.05%		11.72%		11.59%		11.13%
Tier 1 risk-based capital ratio		**16.06%**		15.62%		15.25%		16.91%		16.22%
Total risk-based capital ratio (Tier 1 and Tier 2)		**17.41%**		16.97%		16.60%		18.24%		17.55%
Leverage ratio		**10.37%**		10.10%		9.81%		10.63%		10.26%
Tier 1 common capital	$	**139,828**	$	136,842	$	133,891	$	133,197	$	133,624
Tier 1 capital		**180,294**		177,287		174,314		194,407		194,800
Total capital (Tier 1 and Tier 2)		**195,517**		192,663		189,672		209,738		210,768
Total risk-weighted assets	$	**1,122,793**	$	1,135,234	$	1,142,758	$	1,149,587	$	1,200,754
Tangible equity to tangible assets (b)		**9.19%**		8.86%		8.39%		9.35%		9.28%
Tangible common equity to tangible assets (b)		**8.16%**		7.83%		7.36%		7.17%		7.16%

(a) September 30, 2011 data based on preliminary analysis and subject to revision.
(b) These ratios represent non-GAAP measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this release.

PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)	Three Months Ended						Nine Months Ended		
	September 30, 2011		June 30, 2011		September 30, 2010		September 30,		
							2011		2010
Provision for Loan Losses									
Provision for checking account overdrafts	$	**165**	$	95	$	219	$	**271**	$ 418
Provision for other loan losses		**700**		2,200		7,786		**8,200**	19,546
Total provision for loan losses	$	**865**	$	2,295	$	8,005	$	**8,471**	$ 19,964
Net Charge-Offs									
Gross charge-offs	$	**1,242**	$	3,470	$	8,605	$	**13,492**	$ 22,256
Recoveries		**424**		1,892		642		**3,468**	2,245
Net charge-offs	$	**818**	$	1,578	$	7,963	$	**10,024**	$ 20,011
Net Charge-Offs by Type									
Commercial real estate	$	**347**	$	1,152	$	7,202	$	**8,262**	$ 17,521
Commercial and industrial		**(16)**		(385)		69		**375**	1,000
Residential real estate		**267**		630		354		**655**	615
Real estate, construction		**—**		—		—		**—**	68
Consumer		**59**		7		91		**127**	294
Home equity lines of credit		**4**		67		38		**308**	31
Deposit account overdrafts		**157**		107		209		**297**	482
Total net charge-offs	$	**818**	$	1,578	$	7,963	$	**10,024**	$ 20,011
Net charge-offs as a percent of loans (annualized)		**0.34%**		0.67%		3.11%		**1.41%**	2.57%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)	September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010		September 30, 2010
Trust assets under management	$	**776,165**	846,052	$	852,972	$	836,587	$	795,335
Brokerage assets under management	$	**249,550**	265,384	$	260,134	$	256,579	$	233,308
Mortgage loans serviced for others	$	**262,992**	259,352	$	258,626	$	250,630	$	235,538
Employees (full-time equivalent)		**540**	537		543		534		532

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

	Three Months Ended								
	September 30, 2011			June 30, 2011			September 30, 2010		
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 8,225	$ 4	0.21%	$ 9,200	$ 5	0.20%	$ 50,149	$ 32	0.25%
Investment securities (a)(b)	672,346	6,498	3.86%	670,707	6,800	4.06%	707,196	8,641	4.89%
Gross loans (a)	944,397	12,178	5.13%	947,620	12,417	5.25%	1,016,922	14,290	5.60%
Allowance for loan losses	(27,197)			(27,835)			(28,749)		
Total earning assets	1,597,771	18,680	4.66%	1,599,692	19,222	4.81%	1,745,518	22,963	5.24%
Intangible assets	64,538			64,682			65,029		
Other assets	139,909			144,357			146,521		
Total assets	$ 1,802,218			$ 1,808,731			$ 1,957,068		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 135,942	$ 47	0.14%	$ 137,518	$ 62	0.18%	$ 121,878	$ 49	0.16%
Interest-bearing demand accounts	249,787	316	0.50%	248,258	440	0.71%	238,902	671	1.11%
Money market deposit accounts	258,102	185	0.28%	264,195	225	0.34%	297,140	509	0.68%
Brokered certificates of deposits	66,074	557	3.34%	69,747	570	3.28%	100,863	733	2.88%
Retail certificates of deposit	413,785	2,227	2.14%	420,497	2,377	2.27%	443,806	2,731	2.44%
Total interest-bearing deposits	1,123,690	3,332	1.18%	1,140,215	3,674	1.29%	1,202,589	4,693	1.55%
Short-term borrowings	48,856	24	0.20%	42,536	26	0.25%	51,004	62	0.48%
Long-term borrowings	170,476	1,780	4.11%	174,350	1,810	4.13%	240,851	2,553	4.17%
Total borrowed funds	219,332	1,804	3.24%	216,886	1,836	3.37%	291,855	2,615	3.52%
Total interest-bearing liabilities	1,343,022	5,136	1.51%	1,357,101	5,510	1.63%	1,494,444	7,308	1.94%
Non-interest-bearing deposits	226,506			226,669			210,031		
Other liabilities	11,524			11,257			15,008		
Total liabilities	1,581,052			1,595,027			1,719,483		
Preferred equity	17,869			17,856			38,607		
Common equity	203,297			195,848			198,978		
Stockholders' equity	221,166			213,704			237,585		
Total liabilities and equity	$ 1,802,218			$ 1,808,731			$ 1,957,068		
Net interest income/spread (a)		$ 13,544	3.15%		$ 13,712	3.18%		$ 15,655	3.30%
Net interest margin (a)			3.39%			3.43%			3.58%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

| (in $000's) | Nine Months Ended | | | | | |
| | September 30, 2011 | | | September 30, 2010 | | |
	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 12,499	$ 20	0.21%	$ 30,671	$ 57	0.25%
Investment securities (a)(b)	667,478	20,200	4.04%	737,847	26,362	4.76%
Gross loans (a)	951,744	37,299	5.24%	1,039,494	43,732	5.63%
Allowance for loan losses	(27,786)			(29,581)		
Total earning assets	1,603,935	57,519	4.79%	1,778,431	70,151	5.27%
Intangible assets	64,679			65,252		
Other assets	143,195			144,922		
Total assets	$ 1,811,809			$ 1,988,605		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 134,108	$ 164	0.16%	$ 119,842	$ 144	0.16%
Interest-bearing demand accounts	243,721	1,378	0.76%	235,298	1,982	1.13%
Money market deposit accounts	266,912	655	0.33%	288,369	1,820	0.84%
Brokered certificates of deposits	72,446	1,759	3.25%	106,076	2,297	2.90%
Retail certificates of deposit	420,352	7,035	2.24%	457,708	8,547	2.50%
Total interest-bearing deposits	1,137,539	10,991	1.29%	1,207,293	14,790	1.64%
Short-term borrowings	45,915	85	0.25%	61,897	209	0.45%
Long-term borrowings	173,743	5,392	4.12%	256,172	8,115	4.20%
Total borrowed funds	219,658	5,477	3.31%	318,069	8,324	3.47%
Total interest-bearing liabilities	1,357,197	16,468	1.62%	1,525,362	23,114	2.02%
Non-interest-bearing deposits	225,291			207,622		
Other liabilities	11,590			14,344		
Total liabilities	1,594,078			1,747,328		
Preferred equity	20,297			38,581		
Common equity	197,434			202,696		
Stockholders' equity	217,731			241,277		
Total liabilities and equity	$ 1,811,809			$ 1,988,605		
Net interest income/spread (a)		$ 41,051	3.17%		$ 47,037	3.25%
Net interest margin (a)			3.42%			3.54%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

(in $000's, end of period)		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010		September 30, 2010
Tangible Equity:										
Total stockholders' equity, as reported	$	224,530	$	218,527	$	210,485	$	230,681	$	233,759
Less: goodwill and other intangible assets		64,489		64,602		64,765		64,870		64,934
Tangible equity	$	160,041	$	153,925	$	145,720	$	165,811	$	168,825
Tangible Common Equity:										
Tangible equity	$	160,041	$	153,925	$	145,720	$	165,811	$	168,825
Less: preferred stockholders' equity		17,875		17,862		17,850		38,645		38,619
Tangible common equity	$	142,166	$	136,063	$	127,870	$	127,166	$	130,206
Tangible Assets:										
Total assets, as reported	$	1,805,743	$	1,802,703	$	1,801,590	$	1,837,985	$	1,883,689
Less: goodwill and other intangible assets		64,489		64,602		64,765		64,870		64,934
Tangible assets	$	1,741,254	$	1,738,101	$	1,736,825	$	1,773,115	$	1,818,755
Tangible Book Value per Share:										
Tangible common equity	$	142,166	$	136,063	$	127,870	$	127,166	$	130,206
Common shares outstanding		10,489,400		10,478,149		10,474,507		10,457,327		10,438,510
Tangible book value per share	$	13.55	$	12.99	$	12.21	$	12.16	$	12.47
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	160,041	$	153,925	$	145,720	$	165,811	$	168,825
Total tangible assets	$	1,741,254	$	1,738,101	$	1,736,825	$	1,773,115	$	1,818,755
Tangible equity to tangible assets		9.19%		8.86%		8.39%		9.35%		9.28%
Tangible Common Equity to Tangible Assets Ratio:										
Tangible common equity	$	142,166	$	136,063	$	127,870	$	127,166	$	130,206
Tangible assets	$	1,741,254	$	1,738,101	$	1,736,825	$	1,773,115	$	1,818,755
Tangible common equity to tangible assets		8.16%		7.83%		7.36%		7.17%		7.16%

END OF RELEASE